Issuer Free Writing Prospectus. Filed pursuant to Rule 433	Registration No. 333-137902	Dated: June 3, 2008

X-Alpha USD Total Return Index
Global Markets Equity

Deutsche Bank

Performance Report - May 31, 2008

Index Description

The X-Alpha Total Return Index is a quarterly rebalanced, weighted combination of 8 Index Pairs. The Index consists of going 100% long a DB Regional Style Index and 100% short an equity market benchmark index. There are two Index Pairs per region – one Growth Index Pair and one Value Index Pair for the US, Europe, UK and Japan. Each of the 8 Index Pairs is weighted according to a target volatility of 8% and a regional weight. The overall X-Alpha Index has a target volatility of 8%. The Index has an additional return component derived from the Fed Funds rate. The Index has been retrospectively calculated back to 10/22/96 and went live on 10/2/06. The Index is denominated in US$ and is quoted on Bloomberg under the ticker "DBGLXAT." The regional weightings are summarized below:

	Weight		Weight
US Value Index Pair	25%	Euro Value Index Pair	15%
US Growth Index Pair	25%	Euro Growth Index Pair	15%
UK Value Index Pair	5%	Japan Value Index Pair	5%
UK Growth Index Pair	5%	Japan Growth Index Pair	5%

Retrospectively Calculated Returns 10/22/96 - 5/31/08*

X-Alpha TR
MSCI World TR ($)
JPM Bond Index
X-Alpha returns prior to 10/2/06 have been retrospectively calculated
3,500
3,000
2,500
2,000
1,500
1,000
500
Oct-96
Oct-97
Oct-98
Oct-99
Oct-00
Oct-01
Oct-02
Oct-03
Oct-04
Oct-05
Oct-06
Oct-07
Oct-08

Retrospectively Calculated Annual Returns Through 5/31/08*

10.2%
4.0%
-1.2%
25.3%
12.8%
12.4%
7.8%
16.1%
16.5%
11.1%
0.6%
1.5%
10.3%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
CAGR 10/96 - 5/08

X-Alpha Vol. Targeted Regional Allocations as of 5/31/08*

Volatility targeted regional weights are calculated by multiplying the exposure to an index pair by its respective regional weight. The weighted exposures are then presented as a percentage of the total weighted exposures.

Japan Growth, 6.4%
US Value, 16.9%
UK Value, 3.0%
Euro Growth, 16.1%
UK Growth, 5.0%
Euro Value, 19.2%
Japan Value, 3.6%
US Growth, 29.8%

Retrospectively Calculated Performance as of 5/31/08 (%)*

Returns	1 Month	3 Months	6 Months	YTD	1 Year	Annualized 3 Years	Annualized 5 Years	Annualized 10 years
X-Alpha TR	**0.3**	**0.4**	**-0.7**	**1.5**	**-5.2**	**7.8**	**9.9**	**9.6**
HFRX MN	0.2	3.3	2.0	1.3	-1.2	2.9	1.5	NA
Fed Funds	0.2	0.6	1.5	1.2	4.1	4.6	3.4	3.8

X-Alpha Excess Returns versus	1 Month	3 Months	6 Months	YTD	1 Year	3 Years	5 Years	10 years
HFRX MN	0.0	-3.0	-2.7	0.2	-4.0	5.0	8.4	NA
Fed Funds	0.1	-0.2	-2.2	0.4	-9.3	3.2	6.5	5.8

YTD Regional Style Alpha Performance Through 5/31/08*

US Value
US Growth
Euro Value
Euro Growth
UK Value
UK Growth
Japan Value
Japan Growth
1,150
1,100
1,050
1,000
950
900
1-Jan
15-Jan
29-Jan
12-Feb
26-Feb
11-Mar
25-Mar
8-Apr
22-Apr
6-May
20-May

Retrospective Distribution of Monthly Returns Since 10/1996*

30%
25%
20%
15%
10%
5%
0%
-2.0%
-1.0%
0.0%
1.0%
2.0%
3.0%
4.0%
4%

Retrospectively Calculated Correlations versus X-Alpha*

	Since 10/22/96	LTM		Since 10/22/96	LTM
S&P 500	-0.16	0.40	R2000 Value	0.00	0.43
DJ Indus	-0.15	0.34	CROCI US+	0.03	0.41
NASDAQ	-0.20	0.34	MSCI World	-0.12	0.36
R3000	-0.15	0.41	EAFE	-0.11	0.18
R3000 Growth	-0.20	0.37	EuroSTOXX 50	-0.27	0.09
R3000 Value	-0.05	0.44	FTSE 100	-0.16	0.18
R1000	-0.15	0.41	TOPIX 100	-0.05	0.15
R1000 Growth	-0.21	0.37	JPM Bonds	0.08	-0.15
R1000 Value	-0.05	0.44	US REITS	0.10	0.42
R2000	-0.05	0.43	DBLCI	0.13	0.12
R2000 Growth	-0.08	0.41			

Retrospectively Calculated Risk Profile Since 10/22/96*

	Volatility	Sharpe Ratio
X-Alpha TR	6.4%	0.98
MSCI World TR ($)	14.5%	0.24
JPM Bond Index	2.7%	0.76
S&P 500 TR ($)	17.7%	0.21
HFRX Market Neutral Index	4.2%	0.32
Tremont Long Short Index	10.5%	0.81

*X-Alpha and its Style Indices have been retrospectively calculated and did not exist prior to the dates specified. Accordingly, the Index results from the respective periods do not reflect actual results. Past performance is not indicative of future performance.

*X-Alpha Index live as of 10/2/06, prior returns are retrospectively calculated.	1	Source for All: Bloomberg

X-Alpha USD Total Return Index
Global Markets Equity
Deutsche Bank

Summary of Results

- X-Alpha TR returned +0.3% in May, outperforming equity market-neutral hedge funds, which returned +0.2%. On a year-to-date basis, X-Alpha TR and market neutral hedge funds have returned +1.5% and +1.3%, respectively. Over the last five years, X-Alpha TR has outperformed the HFRX-Equity Market Neutral Index by 8.4 percentage points annually.
- Of the eight Index Constituent Pairs that comprise X-Alpha, three returned positive alpha. Growth-based alpha outperformed Value-based alpha in three of the four geographic regions. US Growth Alpha returned +3.2%, Japan Value Alpha added +2.0%, UK Growth Alpha returned +0.5%, Euro Growth Alpha returned -0.01%, Japan Growth Alpha returned -0.1%, US Value Alpha contributed -1.0%, UK Value Alpha returned -1.8%, and Euro Value Alpha returned -3.3%.
- Five of the eight DB Regional Style Indices were up for the month. The Japanese Style Indices continued their recovery with Japan Value returning +7.0% and Japan Growth returning +3.8%. US Growth, UK Growth, and Euro Growth returned +4.5%, +0.5%, and +0.5%, respectively. UK Value returned -3.8%.

Retrospectively Calculated Index Pair Alpha Performance as of 5/31/08 (%)*

						Annualized		
	1 Month	3 Months	6 Months	YTD	1 Year	3 Years	5 Years	10 years
US Value Alpha	-1.0	-2.0	-1.9	-1.5	-12.9	0.8	4.6	3.2
US Growth Alpha	3.2	6.2	0.2	1.2	2.7	4.8	7.2	4.6
Euro Value Alpha	-3.3	-2.0	-0.3	2.2	-4.9	0.5	3.2	4.0
Euro Growth Alpha	0.0	-2.5	-3.6	1.6	-5.2	2.6	1.6	2.2
UK Value Alpha	-1.8	-5.2	-9.4	-5.9	-24.4	-3.7	-0.9	4.0
UK Growth Alpha	0.5	-4.9	-6.6	-5.2	-20.2	1.1	2.3	3.5
Japan Value Alpha	2.0	1.4	2.4	3.0	5.4	3.2	5.6	6.8
Japan Growth Alpha	-0.1	-2.0	1.8	1.1	0.9	0.3	1.1	1.5

Retrospectively Calculated US Alpha Performance*

US Value Alpha
US Growth Alpha
DB US Value & Growth Alpha returns prior to 7/1/02 have been retrospectively calculated
2,000
1,800
1,600
1,400
1,200
1,000
800
600
Oct-96
Oct-97
Oct-98
Oct-99
Oct-00
Oct-01
Oct-02
Oct-03
Oct-04
Oct-05
Oct-06
Oct-07
Oct-08

Retrospectively Calculated Euro Alpha Performance*

Euro Value Alpha
Euro Growth Alpha
DB Euro Value & Growth Alpha returns prior to 7/2/02 have been retrospectively calculated
1,800
1,600
1,400
1,200
1,000
800
600
Oct-96
Oct-97
Oct-98
Oct-99
Oct-00
Oct-01
Oct-02
Oct-03
Oct-04
Oct-05
Oct-06
Oct-07
Oct-08

Retrospectively Calculated UK Alpha Performance*

U Value Alpha
U Growth Alpha
DB UK Value Alpha returns prior to 11/1/02 have been retrospectively calculated
DB UK Growth Alpha returns prior to 5/19/06 have been retrospectively calculated
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
Oct-96
Oct-97
Oct-98
Oct-99
Oct-00
Oct-01
Oct-02
Oct-03
Oct-04
Oct-05
Oct-06
Oct-07
Oct-08

Retrospectively Calculated Japan Alpha Performance*

Japan Value Alpha
Japan Growth Alpha
DB Japan Value Alpha returns prior to 11/1/02 have been retrospectively calculated
DB Japan Growth Alpha returns prior to 5/19/06 have been retrospectively calculated
3,000
2,500
2,000
1,500
1,000
500
Oct-96
Oct-97
Oct-98
Oct-99
Oct-00
Oct-01
Oct-02
Oct-03
Oct-04
Oct-05
Oct-06
Oct-07
Oct-08

*X-Alpha Index live as of 10/2/06, prior returns are retrospectively calculated.	2	Source for All: Bloomberg

X-Alpha USD Total Return Index
Global Markets Equity
Deutsche Bank

Retrospective Performance of Underlying DB Style Indices

Retrospectively Calculated Performance as of 5/31/08 (%)*

						Annualized		
Returns	1 Month	3 Months	6 Months	YTD	1 Year	3 Years	5 Years	10 years
US Value Index	-0.4	2.7	-7.1	-6.1	-17.1	7.8	14.0	
US Growth Index	4.5	11.3	-3.5	-2.2	-3.9	11.9	16.1	9.0
Euro Value Index	-2.5	1.7	-12.5	-11.3	-16.5	10.8	15.9	8.9
Euro Growth Index	0.5	1.2	-14.2	-10.7	-16.8	12.1	14.7	6.9
UK Value Index	-3.8	-5.4	-19.0					
UK Growth Index	0.5	0.0	-10.3	-9.3	-23.1	10.6	13.7	7.9
Japan Value Index	7.0	11.1	-2.6	1.9	-12.7	16.1	20.0	12.1
Japan Growth Index	3.8	6.9	-4.9	-1.9	-16.9	11.4	13.4	4.1

Retrospectively Calculated DB US Value vs. S&P 500 TR*

S&P 500 TR - SPTR
DB US Value - DBUSUSV
DB Index returns prior to 7/2/02 have been retrospectively calculated

Retrospectively Calculated DB US Growth vs. S&P 500 TR*

S&P 500 TR - SPTR
DB US Growth - DBUSUSG
DB Index returns prior to 7/2/02 have been retrospectively calculated

Retrospectively Calculated DB Euro Value vs. Euro Stoxx 50 TR*

Euro STOXX 50 TR - SX5T
DB Euro Value - DBEEEUVA
DB Index returns prior to 7/1/02 have been retrospectively calculated

Retrospectively Calculated DB Euro Growth vs. Euro Stoxx 50 TR*

Euro STOXX 50 TR - SX5T
DB Euro Growth - DBEEEUGR
DB Index returns prior to 7/1/02 have been retrospectively calculated

Retrospectively Calculated DB UK Value vs. FTSE 100 TR*

FTSE 100 TR - FTPTT100
DB Index returns prior to 11/1/02 have been retrospectively calculated

Retrospectively Calculated DB UK Growth vs. FTSE 100 TR*

FTSE 100 TR - FTPTT100
DB Index returns prior to 5/19/06 have been retrospectively calculated

Retrospectively Calculated DB Japan Value vs. Topix 100 TR*

TOPIX 100 TR - TPX100D
DB Japan Value - DBAPJVT
DB Index returns prior to 11/1/02 have been retrospectivey calculated

Retrospectively Calculated DB Japan Growth vs. Topix 100 TR*

DB Index returns prior to 5/19/06 have been retrospectively calculated

*X-Alpha Index live as of 10/2/06, prior returns are retrospectively calculated.	3	Source for All: Bloomberg

X-Alpha USD Total Return Index
Global Markets Equity
Deutsche Bank

Glossary:

Alpha: The excess return between two assets, typically a long asset (portfolio) and short asset (market benchmark)

Annualized Return: Annualized Returns are a measure of how an index would have performed on an annual basis over a period of time greater than one year. They are calculated by comparing the ending index value to the initial index value and then raising that quotient to the power of (365/The number of days between ending date and beginning date) and then subtracting one.

Benchmarks: There are numerous Benchmark Indices referred to in this report. They represent typical asset classes such as Equity, Fixed Income and Hedge Funds and are used for performance comparisons that would normally be made by investors.

Correlation: A measure of how one index behaves relative to another index. Correlation is calculated as the standard deviation of daily percent changes in each index over a period of time, which is then annualized by multiplying by the square root of 252 (the number of trading days in a year).

DB Regional Style Indices: There is a DB Regional Style Index for each of the four geographical regions and within each region, a DB Regional Value Index and a DB Regional Growth Index.

Distribution of Monthly Returns: Is a measure of the number of times over a time period that the monthly returns of an index fell within certain ranges. It is used to provide a breakdown of typical historical monthly returns.

Exposure: Is a weighting within the X-Alpha Index that is based on the Volatility Target compared to the most recent 100 day Volatility of each Index Pair or X-Alpha Index. The Exposure can be between 50% and 150% and is calculated every three months.

Index Pair: An X-Alpha Index Pair is a long/short equity position where 100% is invested long in a DB Regional Style Index (growth and value) and 100% short in the corresponding Regional Large Cap Equity Benchmark Index. It is a measure of the excess return (positive or negative) between the DB Regional Style Index and the Equity Benchmark Index. The performance of each Index Pair is referred to as its Regional Alpha.

Sharpe Ratio: A measure of risk-adjusted return over a period of time, the Sharpe Ratio is calculated as the quotient of Return and Volatility both of which are typically annualized over the period.

Volatility Targeting: Is a means by which the exposure to an Index Pair or the X-Alpha Index itself is determined. It attempts to control the expected volatility of each Index Pair and the X-Alpha Index to keep it at or around 8%.

*X-Alpha Index live as of 10/2/06, prior returns are retrospectively calculated.	4	Source for All: Bloomberg

X-Alpha USD Total Return Index
Global Markets Equity
Deutsche Bank

Risk Factors:

LIMITED HISTORY OF THE X-ALPHA INDICES — Publication of each X-Alpha Indices began on October 3, 2006. Therefore, the X-Alpha Indices have very limited performance history, and no actual investments which allowed a tracking of the performance of the X-Alpha Indices were available before that date. In addition, effective July 17, 2007, the methodology for the calculation of the X-Alpha Indices was changed by the Index Sponsor. For this reason, the actual performance history of the X-Alpha Indices for the dates between October 3, 2006 and July 17, 2007 does not reflect the methodology currently in use for the calculation of the X-Alpha Indices.

AN INVESTMENT LINKED OR RELATED TO AN X-ALPHA INDEX WILL NOT NECESSARILY BE THE SAME AS AN INVESTMENT IN ANY DB REGIONAL STYLE INDEX, THE BENCHMARK INDEX WITH WHICH IT IS PAIRED OR IN ANY OF THEIR UNDERLYING COMPONENTS — The X-Alpha Index closing level on any trading day will depend on the performance, in relation to each pair of Index Constituents which consists of a DB Regional Style Index and a Benchmark Index (each, an "Index Constituent Pair"), of each DB Regional Style Index compared to the Benchmark Index with which it is paired. If the overall performance of the DB Regional Style Indices compared to the Benchmark Indices, when measured by reference to each Index Constituent Pair, is positive, the X-Alpha Index closing level will rise. Conversely, if the overall performance of the DB Regional Style Indices compared to the Benchmark Indices, when measured by reference to each Index Constituent Pair, is negative, the X-Alpha Index closing level will fall. Therefore, whether or not the X-Alpha Index closing level rises or falls depends not only on whether or not the levels of any of the DB Regional Style Indices and/or the Benchmark Indices rise or fall but rather on the overall comparative performance of the DB Regional Style Indices to the relevant Benchmark Indices when measured by reference to each Index Constituent Pair. You should, therefore, carefully consider the composition and calculation of each DB Regional Style Index and each Benchmark Index which together form each Index Constituent Pair.

THE VALUE OF EACH X-ALPHA INDEX IS BASED UPON THE RETURN OF EACH INDEX CONSTITUENT PAIR. IF THE RETURN OF A DB REGIONAL STYLE INDEX IS POSITIVE BUT IS LESS THAN THE RETURN OF A BENCHMARK INDEX WITH WHICH IT IS PAIRED, THE OVERALL RETURN OF THE RELEVANT INDEX CONSTITUENT PAIR WILL BE NEGATIVE — The value of the X-Alpha Index is based upon the performance of each DB Regional Style Index relative to that of the Benchmark Index with which it is paired. Even if a DB Regional Style Index achieves a positive return, the Index Constituent Pair of which it is a member could achieve a negative return if the Benchmark Index included in such Index Constituent Pair achieves a greater positive return.

THE INDEX CONSTITUENT PAIRS ARE NOT EQUALLY WEIGHTED IN THE X-ALPHA MODEL — The Index Constituent Pairs are assigned different geographical weightings in the X-Alpha Model as described in "The Deutsche Bank X-Alpha USD Excess Return® Index — Index Constituent Pairs" in Underlying Supplement No. 14A filed by Deutsche Bank AG with the SEC on February 28, 2008. One consequence of the unequal weighting of the Index Constituent Pairs is that the same return generated by two Index Constituent Pairs, whether positive or negative, may have a different effect on the performance of the Index.

RETURNS GENERATED BY THE INDEX CONSTITUENT PAIRS MAY OFFSET EACH OTHER — At a time when some of the Index Constituent Pairs generate positive returns, other Index Constituent Pairs may generate positive returns that are smaller or they may generate returns that are negative. As a result, positive returns generated by one or more Index Constituent Pairs may be moderated or more than offset by smaller positive returns or negative returns generated by the other Index Constituent Pairs, particularly if the Index Constituent Pairs that generate positive returns are assigned relatively low weightings in the X-Alpha Model.

THE RETURNS OF THE INDEX CONSTITUENT PAIRS WILL BE EXPOSED TO FLUCTUATIONS IN EXCHANGE RATES — For the purposes of determining the returns of the Index Constituent Pairs, the currency in which any DB Regional Style Index or Benchmark Index is expressed (if such currency is not U.S. dollars) will be converted into U.S. dollars at the relevant spot exchange rate on each trading day. As a result, any positive or negative return that is generated as a result of the performance of a DB Regional Style Index compared to that of a Benchmark Index with which it is paired is exposed to fluctuations in the exchange rate between the U.S. dollar and the currency in which such DB Regional Style Index and such Benchmark Index are publicly quoted. In addition, appreciation of the U.S. dollar against the currencies of such indices would have the effect of reducing the impact of positive excess returns from the relevant Index Constituent Pairs.

THE ACTUAL EXPERIENCED VOLATILITY OF EACH INDEX CONSTITUENT PAIR AND THE X-ALPHA MODEL MAY NOT EQUAL TARGET VOLATILITY, WHICH MAY HAVE A NEGATIVE IMPACT ON THE PERFORMANCE OF THE INDEX — As described in "The Deutsche Bank X-Alpha USD Excess Return® Index — Calculation and Reconstitution of the Index" in Underlying Supplement No. 14A filed by Deutsche Bank AG with the SEC on February 28, 2008, the weighting of each Index Constituent Pair in the X-Alpha Model is adjusted to target a volatility level of 8%. Because this adjustment is based on recently experienced volatility and is subject to a minimum of 50% and a maximum of 150%, the actual volatility realized on the Index Constituent Pairs and the X-Alpha Model will not necessarily equal the volatility target. If returns on the Index Constituent Pairs or the X-Alpha Model coincide with volatility higher than the target, the Index would be exposed less to such returns than if the volatility targeting had not been done. If returns on Index Constituent Pairs or the X-Alpha Model coincide with volatility lower than the target, the Index would be exposed more to such returns than if the volatility targeting had not been done. Such adjustments may have a negative impact on the performance of the Index.

THE CALCULATION OF THE INDEX CLOSING LEVEL WILL INCLUDE A DEDUCTION OF A BORROW FEE — On each trading day, the calculation of the Index closing level will include a deduction of a Borrow Fee to defray transaction costs incurred in relation to the Index on such day, as described in "The Deutsche Bank X-Alpha USD Excess Return® Index — Index Costs" in Underlying Supplement No. 14A filed by Deutsche Bank AG with the SEC on February 28, 2008.

WE ARE ONE OF THE COMPANIES THAT MAKE UP THE DOW JONES EURO STOXX 50 TOTAL RETURN INDEX™, AND OUR COMMON STOCK MAY BE INCLUDED IN TWO OF THE DB REGIONAL STYLE INDICES, BUT WE ARE NOT AFFILIATED WITH ANY OTHER COMPANY INCLUDED IN THE DOW JONES EURO STOXX 50 TOTAL RETURN INDEX™, ANY OTHER BENCHMARK INDEX OR ANY DB REGIONAL STYLE INDEX — We are one of the companies that make up the Dow Jones EURO STOXX 50 Total Return Index™, and our common stock may be included in two of the DB Regional Style Indices, but we are not affiliated with any of the other companies whose stocks are included in the Dow Jones EURO STOXX 50 Total Return Index™, any of the other Benchmark Indices or any of the DB Regional Style Indices. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying any of the Benchmark Indices, the DB Regional Style Indices or the securities or options linked to the X-Alpha Indices. None of the money you pay us will go to the respective sponsors of the Benchmark Indices (the "Benchmark Index Sponsors") or to any of the other companies included in the Benchmark Indices or the DB Regional Style Indices, and none of those companies will be involved in the offering of the securities or options linked to an X-Alpha Index in any way. Neither those companies nor the Benchmark Index Sponsors will have any obligation to consider your interests as a holder of securities or options linked to an X-Alpha Index in taking any corporate actions that might affect the value of such securities or options.

*X-Alpha Index live as of 10/2/06, prior returns are retrospectively calculated.	5	Source for All: Bloomberg

X-Alpha USD Total Return Index
Global Markets Equity
Deutsche Bank

Risk Factors:

DEUTSCHE BANK AG, LONDON BRANCH, AS THE SPONSOR OF EACH DB REGIONAL STYLE INDEX, AND EACH BENCHMARK INDEX SPONSOR MAY ADJUST THE RELEVANT INDEX IN A WAY THAT AFFECTS ITS LEVEL — Deutsche Bank AG, London Branch, as the sponsor of each DB Regional Style Index (the "DB Regional Style Index Sponsor") and each Benchmark Index Sponsor are responsible for calculating and maintaining the DB Regional Style Indices and the Benchmark Indices, respectively. The DB Regional Style Index Sponsor and any Benchmark Index Sponsor can add, delete or substitute a component stock of a DB Regional Style Index or a Benchmark Index, as the case may be, or make methodological changes that could affect the level of the relevant index. You should realize that any changes in the DB Regional Style Index components or the Benchmark Index components may affect the relevant DB Regional Style Index or Benchmark Index, as the case may be, and may therefore affect the X-Alpha Index, as any newly added component stock may perform significantly better or worse than the component stock it replaces. Additionally, the DB Regional Style Index Sponsor and any Benchmark Index Sponsor may alter, discontinue or suspend calculation or dissemination of the relevant index. Any of these actions could adversely affect the value of your securities or options linked to an X-Alpha Index. The DB Regional Style Index Sponsor and the Benchmark Index Sponsors have no obligation to consider your interests in calculating or revising the relevant indices.

POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER OF SECURITIES LINKED TO AN X-ALPHA INDEX, THE CALCULATION AGENT FOR THE SECURITIES LINKED TO AN X-ALPHA INDEX, THE X-ALPHA INDEX SPONSOR AND THE DB REGIONAL STYLE INDEX SPONSOR ARE THE SAME LEGAL ENTITY — Deutsche Bank AG is the Issuer of securities linked to the X-Alpha indices, the calculation agent for securities linked to the X-Alpha indices, the X-Alpha Index Sponsor and the DB Regional Style Index Sponsor. As the X-Alpha Index Sponsor and the DB Regional Style Index Sponsor, Deutsche Bank AG carries out calculations necessary to promulgate each X-Alpha Index and each of the DB Regional Style Indices and maintains some discretion as to how such calculations are made. In particular, the X-Alpha Index Sponsor and the DB Regional Style Index Sponsor have discretion in selecting among methods for calculating each X-Alpha Index and each of the DB Regional Style Indices, respectively, in the event that the regular means of determining the values of the components of each X-Alpha Index or any of the DB Regional Style Indices, as the case may be, are unavailable at the time such determinations are scheduled to take place. The X-Alpha Index Sponsor also has discretion to make changes in the reconstitution periods for each X-Alpha Index, and the DB Regional Style Index Sponsor has discretion under certain circumstances in selecting the component stocks of each DB Regional Style Index. There can be no assurance that any determinations made by Deutsche Bank AG in these various capacities will not affect the levels of each X-Alpha Index or any DB Regional Style Indices or the value of securities or options linked to an X-Alpha Index. Because determinations made by Deutsche Bank AG in these roles may affect the payments made on options and securities linked to the X-Alpha Indices, potential conflicts of interest may exist between Deutsche Bank AG and you.

*X-Alpha Index live as of 10/2/06, prior returns are retrospectively calculated.	6	Source for All: Bloomberg

X-Alpha USD Total Return Index
Global Markets Equity
Deutsche Bank

Important Information:

Use of hypothetical information:
Backtested, hypothetical or simulated performance results discussed herein have inherent limitations. Unlike an actual performance record based on actual client portfolios, simulated results are achieved by means of the retroactive application of a backtested model itself designed with the benefit of hindsight. Taking into account historical events the backtesting of performance also differs from actual account performance because an actual investment strategy may be adjusted any time, for any reason, including a response to material, economic or market factors. The backtested performance includes hypothetical results that do not reflect the reinvestment of dividends and other earnings or the deduction of advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid. No representation is made that any trading strategy or account will or is likely to achieve profits or losses similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical backtest results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis. Results represent the performance of each basket on a back tested basis, tied to a structure whose economics are determined by current economic factors such as current volatilities and interest rates. There is no guarantee that a similar structure would have been available at any point in the past and that such results could have been achieved.

Past performance:
The past performance of securities, indexes or other instruments referred to herein does not guarantee or predict future performance.

Deutsche Bank may hold positions:
We or our affiliates or persons associated with us or such affiliates may: maintain a long or short position in securities referred to herein, or in related futures or options, purchase or sell, make a market in, or engage in any other transaction involving such securities, and earn brokerage or other compensation.

Instruments linked to this index typically involve a high degree of risk, are not transferable and typically will not be listed or traded on any exchange and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security linked to this index may be affected by changes in economic, financial and political factors (including but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the equity prices and credit quality of any issuer or reference issuer. Any investor should conduct his/her own investigation and analysis of any product linked to this index and consult with its own professional advisors as to the risks involved in making such a purchase; since, it may be difficult to realize the investment prior to maturity, obtain reliable information about the market value of such investments or the extent of the risks to which they are exposed, including the risk of total loss of capital.

Tax:
Deutsche Bank AG, including its subsidiaries and affiliates, does not provide legal, tax or accounting advice. This communication was prepared solely in connection with the promotion or marketing, to the extent permitted by applicable law, of the transaction or matter addressed herein, and was not intended or written to be used, and cannot be used or relied upon, by any taxpayer for purposes of avoiding any U.S. federal income tax penalties. The recipient of this communication should seek advice from an independent tax advisor regarding any tax matters addressed herein based on its particular circumstances.

Any information relating to taxation is based on information currently available. The levels and bases of, and relief from, taxation can change and the benefits of products where discussed may cease to exist. Because of the importance of tax considerations to all option transactions, the investor considering options should consult with his/her tax advisor as to how taxes affect the outcome of contemplated option transactions.

Not insured:
These instruments are not insured by the Federal Deposit Insurance Corporation (FDIC) or any other U.S. governmental agency. These instruments are not insured by any statutory scheme or governmental agency of the United Kingdom. The distribution of this document and availability of these products and services in certain jurisdictions may be restricted by law. These securities have not been registered under the United States Securities Act of 1933 and trading in the securities has not been approved by the United States Commodity Exchange Act, as amended.

The Bank and affiliates:
"Deutsche Bank" means Deutsche Bank AG and its affiliated companies, as the context requires. Deutsche Bank Private Wealth Management refers to Deutsche Bank's wealth management activities for high-net-worth clients around the world. Deutsche Bank Alex. Brown is a division of Deutsche Bank Securities Inc.

Change to X-Alpha Index calculation methodology:
On July 17, 2007, Deutsche Bank made a technical change to the X-Alpha Index calculation methodology. X-Alpha Index levels prior to July 17, 2007 were not restated. Further information is available in the X-Alpha Index Description, which has been filed on the SEC website and can be found at the following URL: http://www.sec.gov/Archives/edgar/data/1159508/000119312508041971/d424b21.pdf

Free writing prospectus:
Deutsche Bank AG has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication may relate. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.

*X-Alpha Index live as of 10/2/06, prior returns are retrospectively calculated.	7	Source for All: Bloomberg